Exhibit 99.1

Form 51-102F3
Material Change Report

1.           Name and Address of Company

Helix BioPharma Corp.
#3 - 305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7

2.           Date of Material Change

August 6, 2010

3.           News Release

A news release with respect to this material change was disseminated on August 6, 2010 via CNW Group, and certain newswire services in other countries.

4.           Summary of Material Change

On August 6 2010, Helix BioPharma Corp. (“Helix” or the “Company”), (TSX, FSE: “HBP” / OTCQX: “HXBPF”) announced that it had closed a private placement of total of 4,530,000 units at $2.43 per unit for a gross proceeds of $11,007,900.

5.           Full Description of Material Change

Helix has issued, by way of private placement, a total of 4,530,000 units at $2.43 per unit.  Each unit consists of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share of the Company at a price of $3.402 until 5:00 pm Toronto time on August 5, 2013.  The net proceeds after expenses are expected to be approximately $9.5 million, and will be used for working capital, primarily to support the Company’s expanding clinical trial initiatives.  The private placement was entirely subscribed by one individual, Mr. Zbigniew Lobacz, who became a reporting insider as a result of the private placement.  See also the early warning report filed and press release issued by Mr. Lobacz.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.           Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8.           Executive Officer

Photios (Frank) Michalargias, Chief Financial Officer
Tel: (905) 841-2300 ext 233

9.           Date of Report

August 13, 2010

Forward-Looking Statements and Information

This report contains certain forward-looking statements and information regarding Helix BioPharma Corp. (“Helix” or the “Company”), its proposed use of proceeds of the private placement, its estimated net proceeds of the placement, and its clinical trial initiatives, which statements and information can be identified by the use of forward looking terminology such as “will”, “estimated”, and “expanding”.  Helix’s actual results could differ materially from these forward-looking statements and information as a result of numerous risk factors, including without limitation,  the risk that that the net proceeds of the placement may be different than estimated and may be used for purposes other than those currently intended; research & development risks, which may result in material changes to, or the termination of, the Company’s clinical trial initiatives; and Helix’s continuing need for additional future capital to carry on its business, which may not be available.    The latter two risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest MD&A, Form 20-F, and other reports filed with the Canadian Securities Regulatory Authorities and the U.S. S.E.C. from time to time at www.sedar.com, and www.sec.gov/edgar.shtml, respectively.  Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.